KROLL BOND RATING AGENCY, INC.

Form NRSRO Annual Certification filed as of November 15, 2017

EXHIBIT 7:
Policies and Procedures to Manage Conflicts of Interest

KROLL BOND RATING AGENCY, INC.

Form NRSRO Exhibit 7 – Filed as of November 15, 2017

Exhibit 7. Provide in this Exhibit a copy of the written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest.

The written policies and procedures established, maintained, and enforced by the Applicant/NRSRO to address and manage conflicts of interest are as follows:

1. Avoidance of Conflicts: Duty of Commercial Personnel
2. Business Approval Policy
3. Code of Conduct of Kroll Bond Rating Agency, Inc. (attached as Exhibit 5)
4. Conflict of Interest Certification Policy
5. Disclosure and Public Attestation Policy for Published Credit Ratings
6. External Complaints Policy
7. Fee Discussion Policy
8. Gifts and Entertainment Policy
9. Independent Directors and Material Non-Public Information Policy
10. Look-Back Review Policy
11. Marketing Materials and Public Presentations
12. Outside Activities Policy
13. Personal Securities Trading Policy
14. Prohibited Acts and Practices Policy
15. Ratings of KBRA Investors and Investor-Related Companies
16. Relationship with Corporate Affiliates
17. Statement of Policy on Confidential Information and Insider Trading (attached as Exhibit 3)
18. Ten Percent Rule Policy

Avoidance of Conflicts: Duty of Commercial Personnel

APPLICABLE TO: ALL KBRA and KBRA EUROPE EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

In addition to avoidance of having rating analysts become involved in fee-related matters, Kroll Bond Rating Agency, Inc. ("KBRA") marketing personnel, relationship managers, and other commercial personnel (collectively, "commercial personnel") must avoid circumstances where they could be seen as seeking to influence ratings decisions by analysts.

Accordingly,
- commercial personnel may not vote, or participate in any capacity, in meetings of the Rating Committee or the Rating Policy Committee, or any similar body formed for the purpose of making decisions with respect to ratings or rating policies;
- similarly, commercial personnel must not cause or seek to cause a Rating Committee or Rating Policy Committee to reach any particular conclusion, and must not seek to alter any conclusion arrived at by such a Committee;
- communications initiated by commercial personnel with rating analysts may pertain to the progress or expected completion of specific rating engagements, but must not pertain to financial aspects of such engagements; and
- the setting of fees, and all aspects of the billing and payment process, shall be conducted exclusively by Issuer Relations and other commercial personnel, and may not be conducted by rating analysts.

Any questions regarding a particular set of facts or circumstances, or other questions regarding the interpretation of this policy, should be immediately directed to the KBRA Compliance Department.

Business Approval Policy

<u>APPLICABLE TO</u>: ALL KBRA U.S. EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1.   Issuer-paid business

(a)   KBRA shall operate a Business Acceptance Committee, which will approve the commencement of the credit rating process with respect to issuer-paid business from issuers or rated entities that have not previously been rated by KBRA. This approval includes consideration of any SEC Order exempting KBRA from the prohibited conflict in SEC Rule 17g-5(c)(1) relating to credit ratings solicited by persons who provide revenue of 10% or more of KBRA's total net revenue in the prior year.

(b)   KBRA shall promulgate a procedure that effectuates the requirements set forth in Section 1(a) of this policy.

2.   Subscription rating service

(a)   New subscription ratings service business will be accepted only if the subscriber executes and delivers a subscription agreement and an order form, each in substantially the form approved by KBRA's Legal Department. The President of KBRA or his designee is authorized to sign such documents, or other documents as may be approved by the Legal Department from time to time for purposes of establishing a subscriber relationship.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Conflict of Interest Certification Policy

<u>APPLICABLE TO</u>: ALL KBRA U.S. EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1. Prohibited Conflicts

(a) No KBRA employee may participate in or otherwise influence the determination of a credit rating with respect to a transaction or a Rated Entity if the KBRA employee:

(i) Owns securities or derivatives of the Rated Entity, other than holdings in diversified collective investment schemes;

(ii) Owns securities or derivatives of any entity related to a Rated Entity, the ownership of which may cause or may be perceived as causing a conflict of interest, other than holdings in diversified collective investment schemes;

(iii) Has had a recent employment or other significant business relationship with the Rated Entity that may cause or may be perceived as causing a conflict of interest;

(iv) Has an immediate relation (i.e., a spouse, partner, parent, child, or sibling) who currently works for the Rated Entity;

(v) Has, or had, any other relationship with the rated entity or any related entity thereof that may cause or may be perceived as causing a conflict of interest;

(vi) Has participated in sales or marketing to the Rated Entity of a KBRA product or service or a product or service of a KBRA affiliate; or

(vii) Has been influenced by sales or marketing considerations with respect to the Rated Entity.

2. Internal Controls

(a) KBRA shall maintain policies and procedures designed for the purposes of effectuating this policy.

DEFINED TERMS

"Rated Entity"

A Rated Entity is any entity or issuer, sponsor or underwriter of a security rated by or engaged to be rated by KBRA.

"Ratings Personnel"

Ratings Personnel are KBRA employees who participate in determining credit ratings, serve in other analytical roles, and/or who are involved in the development or approval of methodologies or procedures used to determine credit ratings. For purposes of this Policy, Ratings Personnel also means employees who participated in the ratings process for a Rated Entity within the year prior to their departure.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Disclosure and Public Attestation Policy for Published Credit Ratings

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1.   Required Public Disclosures

(a)   KBRA shall comply with all applicable laws and regulations relating to its obligation to make public disclosure of certain information about its credit ratings, including the publication of information disclosure forms for each newly published credit rating and each published credit rating surveillance action.

(b)   KBRA is not obligated to update any published information disclosure form solely because information contained therein has changed since the original date of publication. Any disclosures requiring revision will be included in the Information Disclosure Form that would need to be published if and when the next surveillance credit rating action occurs.

(c)   KBRA will only make the most recent version of the information disclosure form available on its public website.

2.   Required Public Attestations

(a)   KBRA shall comply with all applicable laws and regulations relating to its obligation to provide public attestations regarding its published credit ratings, including those that must be included in Information Disclosure Forms for each new published credit rating and each published credit rating surveillance action.

3.   Credit Ratings for Which Disclosure Forms and Public Attestations Are Not Required

(a)   The requirements set forth in Sections 1 and 2 of this policy are not applicable to
  (i)   KBRA's unpublished credit ratings;
  (ii)   to withdrawals of credit ratings resulting from bankruptcy proceedings of the issuer;
  (iii)   the repayment in full of the rated obligation on or prior to its final maturity date;
  (iv)   SRS Ratings;
  (v)   credit ratings that are derived exclusively from an existing credit rating of a program, series, category or class of debt or other rated entity (including, but not limited to, ratings of monoline bond insurers);
  (vi)   the issuance of rating agency condition letters.

4.   Institution of Procedures

(a)   KBRA shall institute procedures it deems appropriate to effectuate this policy.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

External Complaints Policy

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

<u>Policy</u>:

1.   Complaints

(a)   Complaints covered by this Policy are oral or written communications received from outside KBRA that contain:

(i)   Allegations of a specific violation of laws, regulations, the KBRA Code of Conduct and/or procedures by KBRA or a KBRA employee with respect to KBRA's actions as a credit rating agency;

(ii)   Specific factual assertions that a particular KBRA credit rating, model used in the credit rating process, or credit rating methodology is unsupported or has been assigned or applied improperly; or

(iii)   Allegations that a KBRA employee who is involved in the initiation, determination, approval, maintenance, monitoring, changing or withdrawal of a credit rating has performed in a manner that violates laws, regulations, policies and/or procedures.

(b)   The following are not considered complaints under this policy, and are therefore not covered by this policy:

(i)   general disagreements with particular credit ratings, KBRA's business model, the outcome of a rating committee, models, methodologies used by KBRA to develop its credit ratings;

(ii)   an external request to appeal a credit rating; and

(iii)   comments received as part of the process for public comment on methodologies.

2.   Procedures

(a)   KBRA shall implement procedures in furtherance of this Policy.

3.   Reporting

(a)   Anonymous complaints may be submitted to KBRA in accordance with local legal requirements.

4.   Reporting of Violations

(a)   Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policies and Procedures in the employee's relevant jurisdictions. All of the provisions contained in this External Complaints Policy should be construed in a manner consistent with those Policies and Procedures and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Fee Discussion Policy

APPLICABLE TO: ALL KBRA and KBRA EUROPE EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

POLICY:

1. **KBRA Personnel Permitted to Have Fee Discussions**

    (a)   Fee discussions with potential and existing KBRA clients are handled exclusively by Issuer Relations personnel (and certain senior executives).

2. **KBRA Personnel Prohibited from Involvement in Fee Discussions**

    (a)   Ratings personnel involved in the credit rating process are not permitted to participate in fee discussions. In addition, KBRA personnel who participate in fee discussions for a credit rating are prohibited from participating in the credit rating process for that credit rating.

    (b)   Ratings personnel who are involved in fee discussions, or who believe that they may have participated in fee discussions or become aware of information about fees, must follow the Fee Discussion Procedure.

3. **Fee Discussions**

    (a)   A "fee discussion" is any negotiation about fees for credit ratings, any discussions or correspondence (whether internal or external) relating to those negotiations.

    Any questions regarding this policy or the interpretation of this policy should be directed to the KBRA Compliance Department.

Gifts and Entertainment Policy

APPLICABLE TO: ALL KBRA and KBRA EUROPE EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

1.   Policy

(a)   The receipt of gifts or entertainment by KBRA employees shall not influence any rating decision made by KBRA.

(b)   KBRA shall refrain from offering extravagant gifts or entertainment as an enticement to seek a credit rating from KBRA.

(c)   No employee of KBRA may, directly or indirectly, give or receive any gift or entertainment, individually or as part of a team, in connection with any credit rating services provided by KBRA, except as expressly permitted herein.

2.   Gifts Received by Rating Analysts

(a)   KBRA employees who participate in determining or monitoring credit ratings, or who are responsible for approving a credit rating (collectively, the "rating analyst group"), may not accept gifts from any entity rated by KBRA. For purposes of this policy, the "rated entity" is the obligor being rated, or the issuer, underwriter, or sponsor of a security being rated.

(i)   The prohibition set forth in Section 2(a) extends to all rated entities that KBRA rates, not just entities within the employee's area of analytic responsibility. For example, a Public Finance analyst may not accept gifts from a financial institution rated by KBRA even if that Public Finance analyst has never participated in the rating process with respect to the financial institution.

(b)   If a rating analyst group employee receives a gift, he or she must return it to the donor immediately. If return of the item is not practical, then please consult with the KBRA Compliance Department for further instructions. In either event, the employee receiving the gift (or his or her supervisor) shall promptly notify the KBRA Compliance Department.

3.   Incidentals to Business Meetings Involving Rating Analysts

(a)   KBRA employees who are involved in the credit rating process who attend business meetings hosted by a rated entity may accept business supplies (such as pens and note pads) and modest food and beverages, as long as the reasonable value of such items does not exceed $25 per person per meeting. Travel to and from such business meetings, and lodging expenses, must be paid by the employee or KBRA.

(b)   KBRA employees who are involved in the credit rating process may accept invitations to conferences, outings, dinners or lunches sponsored by issuers, investment bankers, arrangers or other agents of the issuer after consultation with, and approval from, the employee's manager.

(i)   If a KBRA employee who is involved in the credit rating process accepts such an invitation, the employee shall pay for all of his or her own expenses and not accept any tangible gifts as part of the event, other than business supplies and food and beverages having a value not in excess of $25 per interaction. The employee may seek reimbursement for out-of-pocket expenses from KBRA if such reimbursement conforms to KBRA's expense reimbursement policy.

4.   Persons Closely Associated with KBRA Employees in the European Union

(a)   In addition to the prohibitions described above, Persons Closely Associated with KBRA employees in the European Union who participate in the credit ratings process are also prohibited from soliciting or accepting gifts from any rated entity or its agents, if:

(i) the interaction with the rated entity or its agent is linked directly or indirectly with KBRA's Rating activities; and

(ii) it might cause or be perceived to cause a conflict of interest.

(b)   Unless gifts solicited by or offered to Persons Closely Associated with KBRA employees in the European Union who participate in the credit ratings process are so lavish or extravagant that they would create a conflict or the appearance of a conflict of interest between KBRA and the rated entity, Persons Closely Associated may solicit or accept Gifts from any rated entity that are:

(i)   based on the Person Closely Associated's employment;

(ii)   unrelated to:

(A)   KBRA's credit rating activities,

(B)   KBRA's business relationships, and

(C)   the rated entity's interaction with KBRA employees in the European Union who participate in the credit ratings process; or

(iii)   general marketing items from a rated entity, including cases where a rated entity has sponsored a sporting, cultural or charitable event that the rated entity typically provides to a larger group of people, which coincidentally includes a Person Closely Associated.

(c)   All KBRA employees in the European Union who participate in the credit ratings process must inform the relevant Persons Closely Associated of the prohibitions set forth in this procedure.

(d)   KBRA employees in the European Union who participate in the credit ratings process are under no obligation to ask Persons Closely Associated whether they have received a gift from a rated entity. If KBRA employees in the European Union who participate in the credit ratings process become aware of the receipt of any gift (excluding those permitted by Section 4(b)(i)-(iii)) that a Person Closely Associated has accepted or solicited from a rated entity, he/she must immediately report the gift to his or her manager and to the KBRA Compliance Department.

5.   Other KBRA Employees

(a)   The limitations described above apply to KBRA employees who participate in the credit ratings process, and do not apply to other KBRA employees. KBRA employees who do not participate in the credit ratings process may accept gifts, and may also accept business entertainment invitations from a party that is not an obligor rated by KBRA (or an issuer, underwriter, or sponsor of a security rated by KBRA), if the donor is present, such as an occasional meal, a ticket to a sporting event or the theater, or comparable entertainment, provided that any gift or entertainment that is reasonably believed to exceed $250 in value is reported to the KBRA Compliance Department within one week of such event.

6.   Gifts Given

(a)   Subject to applicable laws and regulations, appropriate and reasonable business gifts and business entertainment invitations may be provided by an employee who has been authorized by his or her supervisor to do so, and who is not a part of KBRA's rating analyst group, to any person with whom KBRA conducts business, other than:

(i) a labor union representative; or

(ii) a public official (i.e., any elected official, or any representative with apparent authority to act on behalf of an elected official and/or the constituency represented by that elected official).

(b)   In the case of business entertainment activities, the employee who extended the invitation must also attend the event. A rating analyst group employee may attend a KBRA-sponsored function with the KBRA host and the third party, provided KBRA pays for all expenses.

(c)   In no event shall KBRA provide any gift or business entertainment that is:

(i) prohibited by law or regulation;

(ii) known to violate the third party's policies concerning gifts and/or business entertainment; or

(iii) unduly extravagant or expensive (i.e., no more than $250 per person, unless approved in advance by KBRA Compliance Department), such as tickets to the Olympics, World Series, Super Bowl, or similar major sporting events or other highly sought-after events.

(d)   If there is any question regarding the propriety of a gift or business entertainment event, the responsible employee should notify the KBRA Compliance Department, and discuss the matter in advance. Business gifts and business entertainment invitations may not be extended to a labor union representative or a public official as described in Section 6(a)(ii), except with the prior review and approval of the KBRA Compliance Department.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Independent Directors and
Material Nonpublic Information Policy

<u>APPLICABLE TO</u>: All KBRA U.S. Employees and the Independent Members of the KBRA Board of Directors

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

Policy.

1.   Prohibition on Insider Trading by Independent Directors

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   purchase, sell, or otherwise benefit from any transaction in securities or money market instruments when he or she is aware of material nonpublic information obtained in connection with the performance of credit rating services that affects the securities or money market instruments.

2.   Prohibition on Dissemination of Material Nonpublic Information Outside KBRA

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's personal trading requirements for employees, an independent director may not:

(i)   disseminate within or outside KBRA any material nonpublic information (including a pending credit rating action) obtained in connection with the performance of his or her duties as a director.

(b)   If an independent director inadvertently receives material nonpublic information used in KBRA's performance of credit rating services, the independent director must contact the KBRA Compliance Department to review the circumstances and identify any remedial actions that may be required.

3.   Requirement for Limited Conflict Checks in Certain Circumstances

(a)   So that independent directors are subject to the same policy goals that underlie KBRA's prohibition on analysts participating in credit rating matters, when the independent directors are involved in the approval of procedures or methodologies used for the determination of credit ratings, including qualitative and quantitative models, they must confirm prior to their participation that:

(i)   they have not also participated in the sales or marketing to a rated entity, issuer, sponsor, or underwriter of a security rated by KBRA or engaged to be rated by KBRA, of a KBRA product or service or a product or service offered by a KBRA affiliate; and

(ii)   they have not been influenced by sales or marketing considerations with respect to the subject matter of the proceedings.

(b)   Documentation that the conflict check described in Section 3(a) has been performed will be retained by the KBRA Compliance Department.

4.   Notification

(a)   The KBRA Compliance Department will cause a copy of this policy or a summary to be appended to an appropriate form of questionnaire provided to independent directors (which may be an annual questionnaire), and will ask each independent director to acknowledge his or her understanding of, and agreement to abide by, this policy.

(b)   Promptly after receipt of any such annual director questionnaire, but not less than ten business days thereafter, the Chief Compliance Officer or his designee will review the questionnaires and, where necessary, communicate with the responding independent director to address any concerns raised in the responses to the questionnaires. The KBRA Compliance Department shall document the results of such discussions, and shall be responsible for the retention of records related to those discussions.

5.   Reporting of Violations

(a)   Nothing herein prohibits or restricts the rights of KBRA employees or independent members of the KBRA board of directors as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Independent and Material Nonpublic Information Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees and independent members of the KBRA board of directors are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Look-Back Review Policy

APPLICABLE TO: ALL KBRA U.S. EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

POLICY:

1.   Reviews Upon the Departure of KBRA Ratings Personnel

(a)   As required by applicable laws and regulations, including Section 15E(h)(4)(a) KBRA shall implement and maintain policies and procedures with respect to performing look-back reviews on Ratings Personnel who KBRA management knows, or can reasonably be expected to know, depart KBRA to join a Rated Entity. The procedures shall include provisions that address, among other things, disclosure requirements under applicable laws and regulations for any revision or affirmation to a credit rating that is made following a determination that a conflict of interest influenced a credit rating that was assigned to a Rated Entity.

(b)   In addition to the review period required for look backs established pursuant to applicable laws and regulations, KBRA management may, at its discretion, make reasonable inquiries about the credit ratings in which the departing Ratings Personnel have been involved in any capacity during the preceding one year period from the most recent rating action taken by KBRA prior to the employee's departure and may implement and maintain procedures to govern such reviews.

(c)   If a KBRA employee discovers that any Ratings Personnel accepted a position with a Rated Entity with respect to which the employee knows or reasonably believes that the departed Ratings Personnel participated in the credit rating process, the employee shall notify the Compliance Department in writing.

(d)   KBRA will maintain a file for a five years on departed Ratings Personnel, in accordance with the requirements of Section 15E(h)(5) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the KBRA Compliance Department shall make all reports to the U.S. Securities and Exchange Commission that are required by Section 15E(h)(5).

DEFINED TERMS:

A "**Rated Entity**" is any entity or issuer, sponsor or underwriter of a security rated by or engaged to be rated by KBRA.

"**Ratings Personnel**" are KBRA employees directly involved in developing or determining credit ratings or in credit rating analytical roles who are involved in the development or approval of methodologies or procedures used to determine credit ratings. In the context of this Policy, Ratings Personnel also means employees who participated in the ratings process for a Rated Entity within the 12 months prior to their departure.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

MARKETING MATERIALS

AND

PUBLIC PRESENTATIONS

<u>Topic #1500</u>

<u>KBRA Marketing Materials: Policy Statement</u>

KBRA is registered with the SEC under the Securities Exchange Act of 1934 ("1934 Act") as a nationally recognized statistical rating organization ("NRSRO"). In general, SEC laws and rules prohibit NRSROs from engaging in fraudulent, deceptive or manipulative activities in the marketing and promotion of its credit rating services. Personnel who prepare marketing materials must ensure that the materials presented, and the overall tenor of the presentation, are not false or misleading. Whether marketing materials are "misleading" would depend on the facts and circumstances involved, particularly the following:

1. Form and content of the marketing materials;

2. The implications or inferences which could reasonably be made from the marketing materials in the total context of the presentation;

3. If the marketing materials contain any graph, chart, or formula concerning ratings performance of KBRA, whether the marketing materials contain sufficient disclosures as to the limitations of the graphs, charts, or formulae and the difficulties and contingencies with respect to their use;

4. Whether the materials contain a statement that a report or service will be furnished free (unless the report or service will in fact be furnished entirely for free, *i.e.*, without any condition or obligation); and

5. The overall sophistication of the audience that will receive the message conveyed by the marketing materials.

Based on commentaries regarding application of the Credit Rating Agency Reform Act of 2006 (codified as Section 15E of the 1934 Act), these prohibitions must be broadly construed. It is the policy of KBRA that all marketing materials and advertisements must comply with applicable legal and regulatory requirements, and the further limitations and requirements stated in the firm's Policies and Procedures. To help ensure compliance with these requirements, and the relevant Policies and Procedures, all marketing materials are subject to review by the Compliance Department. The Compliance Department will seek to periodically review representative samples of marketing materials then in use.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 11/11/2013

Definition of "Marketing Materials"

The SEC's intention is that the term "marketing materials" should be broadly defined for purposes of the 1934 Act. For purposes of illustration, marketing materials would include, but would not be limited to, the following:

- Any written communication (*e.g.*, notice, circular, or letter, including electronic communications) directed to more than one person;

- Any notice or other announcement on the firm's website, or in any publication or by radio or television, which offers any analysis, report, graph, chart or other presentation concerning past, current, or future credit rating services or ratings of securities or issuers;

- Any testimonial from a third party concerning the firm or any service rendered by the firm; and

- Any other materials that promote KBRA's credit rating services.

Although the term "marketing materials" covers materials that are delivered to more than one person, it must be emphasized that any promotional or descriptive materials, even if given to only *one* prospective client (as in the case of a one-on-one presentation), are nevertheless subject to the general antifraud provisions of the Federal securities laws.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 2/18/2011

Content of Marketing Materials – General Guidelines

While specific SEC guidance is limited, as a general rule, marketing presentations should avoid hyperbole, or flamboyant or excessively dramatic language, and should not overstate KBRA's capabilities or performance.

A marketing piece that includes information regarding ratings performance is subject to special scrutiny, and must be accompanied by disclosures that address issues identified in SEC rules. These KBRA policies and procedures are intended to augment, and not supersede, the SEC rules, and must be read in conjunction with those rules. In general, marketing presentations must not "cherry-pick" when describing ratings performance: if the advertisement describes performance with respect to ratings of certain securities or issuers as achieving a certain degree of accuracy, it should also describe, with sufficient prominence, the overall ratings performance for other issuers or securities in that sector or category, so that a reader will have a context for understanding the presentation. The periods of time for which performance is shown must be clearly identified and should not mislead the recipient in any way. Also, the sources of data used, and KBRA's opinion of the reliability of that data, should be disclosed, as well as the possibility of default and any other risks that may be associated with the rating. The key underlying assumptions should also be clearly stated. Finally, if any conflicts or potential conflicts exist with respect to a rating, they should be disclosed.

More generally, whether an advertisement is false or misleading will be determined based on a standard of fair and accurate disclosure, in keeping with the relationship of trust that our firm seeks to build and maintain with clients. Some examples of practices that are not permitted in KBRA advertisements are:

- Misrepresentations of our firm's capabilities or size;
- Implying that KBRA has been designated, sponsored, recommended or approved by the SEC, except that the firm *may* state that KBRA is registered as an NRSRO under the 1934 Act;
- Disclosure of methodologies with inadequate disclosure of assumptions;
- Using percentages or time periods in ways that mislead;
- Showing graphs that exaggerate our past performance;
- Implying that our ratings are guaranteed or assure a specific outcome;
- Failure to emphasize relevant risks; and
- Other unprofessional conduct.

All questions concerning whether a given communication constitutes "marketing materials" should be directed to KBRA's Chief Compliance Officer or, in his absence, to the General Counsel or other designee.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 2/18/2011

<u>Topic #1504</u>

<u>Prior Review of Advertising and Sales Materials</u>

1. Marketing material shall be provided to KBRA's Chief Compliance Officer or his designee upon request for review and approval.

    a. The Chief Compliance Officer shall review the materials submitted to ensure compliance with applicable laws and regulatory guidelines, and will consult with the General Counsel, as necessary.

    b. If applicable, KBRA Marketing personnel shall review materials submitted to ensure compliance with KBRA's (1) policies and procedures; and, (2) quality and graphic standards.

2. Marketing materials that have been returned by Compliance with comments or amendments may not be used until such comments or amendments have been fully incorporated. This includes materials developed by other organizations or vendors.

3. Marketing materials shall be retained by the Managing Director of Marketing, or her or his designee.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 11/11/2013

Segregation of Analysts from Fee Discussions: Avoidance of Conflicts

A key principle governing the business activities of KBRA is the avoidance of conflicts of interest. One means of avoiding conflicts is to segregate certain business functions. Under SEC rules, such segregation is required with respect to the marketing function, on the one hand, and the credit rating function, on the other.

More specifically, SEC rules prohibit KBRA from issuing a credit rating if the fee paid for the rating was **negotiated, discussed, or arranged** by an employee within KBRA who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models (all such employees being referred to as "credit analysts"). This is a broadly stated prohibition and, as such, requires careful attention by KBRA's credit analysts and marketing personnel.

Accordingly, it is the policy of KBRA that credit analysts shall decline to participate in the negotiation, discussion or arrangement of fees with respect to any rated entity or any client or prospective client. For example, if you are a credit analysts in attendance at a meeting with marketing personnel and a prospective client, and the prospect desires to discuss fees, you should recuse yourself from that portion of the meeting, and physically leave the room while such discussions occur.

Specifically, credit analysts may not
- Discuss or negotiate with a client or prospective client the fee to be charged in connection with issuance or maintenance of a rating, or in connection with any other service;
- Discuss with KBRA marketing or other personnel any fee charged or proposed to be charged to an existing or prospective client; or
- Recommend fee structures or proposals to KBRA marketing or other personnel.

Credit analysts may
- Respond to inquiries from KBRA marketing personnel regarding the content of presentations of the firm's credit rating procedures, methodologies or models;
- Review descriptions of the firm's credit rating procedures or methodologies, for the sole purpose of ensuring the substantive accuracy and completeness of those descriptions; and
- Refer clients or prospective clients to KBRA marketing personnel who may properly address questions relating to fees.

The foregoing limitations and permissions are not intended as an exhaustive list, but are intended to illustrate the segregation of the credit rating function from the marketing function to the extent practicable, except as necessary to ensure that presentations made by marketing personnel on behalf of the firm are accurate and complete. KBRA credit analysts, as well as employees who perform marketing functions, must use caution in their interactions with

clients, prospective clients, and each other, and must respect the intended segregation, as described above.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 11/11/2013

Public Presentations

As a thought leader in the credit rating business, KBRA and its employees may be solicited to comment publicly, verbally or in writing, on credit ratings of securities or issuers, or markets or the economy generally, or other matters. While public presentations of this type are not "marketing materials" in the usual sense, they nonetheless provide an opportunity to enhance the name and reputation of the firm. The reciprocal is also true: a poorly conceived or executed public statement could diminish the firm's standing or credibility. Accordingly, it is the policy of KBRA to ensure that before a public presentation is made, the content or expected content of that presentation must be vetted internally, as described below.

A *verbal* public presentation may include a scheduled interview with the media; an extemporaneous presentation to an industry or academic group; participation in a panel discussion that includes regulators or other third parties; or other similar opportunities.

A *written* public presentation may include a powerpoint slide deck that accompanies a lecture; an article designed for publication in an industry journal or scholarly publication; any written outline or notes related to a scheduled speech or lecture; a comment letter to a proposed regulation; or other similar opportunities.

1. The content of any proposed public presentation must be reviewed with the President of KBRA, or his designee, prior to the proposed date of delivery of the public presentation. Ideally, three (3) business days must be allowed for such review.

    a. The President or designee shall review the materials submitted to ensure compliance with applicable laws and regulatory guidelines, and will consult with the Chief Compliance Officer and other parties, as necessary.

    b. If applicable, KBRA credit rating, marketing or other personnel shall review public presentation materials to ensure compliance with KBRA's (1) policies and procedures; and, (2) quality and graphic standards.

2. Written public presentation materials that have been returned with comments or amendments may not be used until such comments or amendments have been fully incorporated. This includes materials developed by other organizations or vendors.

RESPONSIBILITY: President; CCO

Effective: 2/18/2011
Last Reviewed: 11/11/2013

Outside Activities Policy

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1. Outside Activities

(a)   KBRA employees may not engage in any outside employment or other outside activities that could constitute an actual or apparent conflict of interest with their employment with KBRA, regardless of whether the KBRA employee is compensated for such activity.

(b)   Certain outside activities present a possibility of an actual or apparent conflict of interest. KBRA employees may not:

(i)   Act as a broker or dealer engaged in the business of underwriting securities or money market instruments;

(ii)   If the employee participates in the ratings process, serve as an officer or director of an entity subject to a credit rating; or

(iii)   Have a business relationship that is more than an arm's-length ordinary course of business relationship with an issuer or obligor that is subject to a credit rating determined by KBRA unless approved in advance in writing by the KBRA Compliance Department.

(i)   (c)   Outside activities must be disclosed to, and approved by, KBRA in accordance with procedures that KBRA will implement and maintain to effectuate the requirements contained in this Policy; provided, however, that the following activities .

 generally do not need to be reported: involvement with local church groups; participation on recreational sports teams or recreational performing arts or musical groups; and participation in advisory groups such as parent-teacher organizations.

2. Standard of Conduct

(a)   In relationships with individuals or entities outside of KBRA, KBRA employees must conduct themselves in a manner consistent with KBRA's Code of Conduct and KBRA's other policies and procedures.

(b)   While at work, KBRA employees are expected to devote their full energies and attention to the business and affairs of KBRA.

(c)   The outside activities of KBRA employees must be conducted on personal time and never consume so much time and energy so as to interfere with a KBRA employee's ability to perform his or her job effectively.

3. KBRA Employees Involved in the Production of Credit Ratings

(a)   Ratings personnel involved in the credit rating process who become involved in a personal relationship that creates the potential for any real or apparent conflict of interest, should disclose such relationship to the KBRA Compliance Department.

Any questions regarding the interpretation of this Procedure should be directed to the KBRA Compliance Department.

Personal Securities Trading Policy

APPLICABLE TO: All KBRA U.S. Employees

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

INTRODUCTION:

The trading and ownership of securities can, under certain circumstances, potentially create an actual or apparent conflict of interest, particularly for those involved in the determination of credit ratings. To protect against those actual or apparent conflicts, this policy implements requirements concerning the trading and ownership of securities by Subject Employees.

POLICY:

1. Applicability of Requirements

(a) This policy applies to all KBRA employees, and certain other persons working at or for KBRA, such as temporary employees and interns as may be determined in the sole discretion of the KBRA Compliance Department (collectively, "Subject Employees"). Employee and employee-related accounts include:

(i) accounts of Subject Employees and their Family Members; and

(ii) accounts in which the Subject Employee has a financial or beneficial interest, including direct and indirect ownership (e.g., joint accounts, custodial accounts, any account over which the Subject Employee exercises control by means of a power of attorney, and securities held in trusts).

For the purposes of this policy, Subject Employees are deemed to have a beneficial interest in all Family Members' accounts.

(b) "Family Member" means:

(i) the spouse, domestic partner or cohabitant of an employee;

(ii) a minor or unmarried dependent child of a Subject Employee, including an adopted child, stepchild, or foster child; and

(iii) a parent, in-law or any other relative with whom the Subject Employee resides.

For example, if a Subject Employee's spouse opens a brokerage account through which stocks and bonds may be bought and sold, that account must be reported on the Schwab Compliance Technologies system, and all trades must be precleared, even if the Subject Employee is not named on the account. Notwithstanding the foregoing, it is the Subject Employee's responsibility to report all required accounts, and not the responsibility of the relevant Family Member.

A Subject Employee must promptly notify the KBRA Compliance Department if the Subject Employee shares a home with a parent or in-law and learns that the parent or in-law maintains brokerage accounts or owns securities that were not previously reported to the KBRA Compliance Department.

(c)   This policy does not apply to the members of the KBRA Board of Directors, who do not participate in the ordinary day-to-day business of KBRA. If in the judgment of the KBRA Compliance Department, a member of the KBRA Board of Directors has become involved in the ordinary business of KBRA (including by acceptance of a role as officer), such member will be deemed to be a Subject Employee and will become subject to this policy and all procedures related to it.

2.   **Designated Broker-Dealers**

(a)   Subject Employees and their Family Members must maintain securities trading accounts only with one or more of the designated broker-dealers listed in the Addendum to this policy.

(b)   Securities and trading information for Subject Employees will be sent via electronic feed to the Schwab Compliance Technologies system for monitoring.

(c)   Subject Employees must designate their brokerage accounts and their Family Members' accounts for automated electronic reporting.

3.   **Reporting and Annual Certification Requirements**

A Subject Employee must provide (for his or her Family Members as well as for himself or herself):

(a)   within 30 days after the commencement of employment with KBRA, information regarding all brokerage accounts and all securities holdings of which the Subject Employee is deemed to have a beneficial interest;

(b)   an annual certification that he or she has reported all accounts held by family members as well as all holdings and transactions in such accounts; and

(c)   All reporting of brokerage accounts and securities ownership must be electronic. Paper brokerage statements either provided by the Subject Employee or sent via mail by the Subject Employee's brokerage firm will not be accepted.

4.   **Preclearance Approval of Trades**

(a)   All Subject Employees are required to preclear all of their own trades and those of their Family Members in securities such as individual stocks and bonds, options and sector funds and ETFs that are not widely diversified (Family Members will not be given their own identifications and passwords to the Schwab Compliance Technologies website). Subject Employees must submit information concerning the trade electronically through the Schwab Compliance Technologies website (**www.client.schwabct.com**). This website is accessible from any computer. If a Subject Employee

is unable to access Schwab Compliance Technologies, the Subject Employee must submit a Personal Trade Preclearance Form via email to the KBRA Compliance Department. A copy of the Personal Trade Preclearance Form is available on the KBRA intranet at **http://net/policies** under the Personal Trading section. The Compliance Department may accept such other documentation as it may deem appropriate.

(b)   A preclearance approval given by the Compliance Department may be rescinded, at any time prior to execution of the subject trade, upon written notice from the Compliance Department.

5.   30-day Holding Period

Subject Employees and their Family Members who purchase a security must hold that security for at least 30 consecutive calendar days. For example, no sale of a security may occur less than 30 days after the most recent purchase of that security. In addition, a Subject Employee may not enter into a derivative contract that will expire in less than 30 days. The KBRA Compliance Department may, however, in its sole discretion, grant exceptions in special circumstances such as an unexpected decline in security value (*i.e.*, 15% or greater). A Subject Employee seeking an exception to the 30-day holding period must submit a preclearance request through the Schwab Compliance Technologies system. The KBRA Compliance Department may, in its sole discretion, limit the number of exceptions granted and may impose future trading restrictions on Subject Employees requesting an exception to the policy.

6.   Open Orders

Subject Employees and their Family Members are permitted to place limit orders or stop-loss orders. Those are orders to buy or sell a security at a particular price. Such orders are in effect until they are either canceled or executed. The Subject Employee, however, must obtain preclearance approval in the Schwab Compliance Technologies system prior to the placement of the order. Any changes to the order must also be precleared. Once approved, the Subject Employee or his or her Family Member must place the order with his or her brokerage firm within five business days of receiving the approval. If the order is not placed by the close of the fifth business day, the Subject Employee must submit a new preclearance request if he or she intends to trade.

A stop-loss order to sell a security that executes before the Subject Employee or his or her Family Member has owned the security for 30 calendar days will be considered a violation of this policy.

7.   Blackout Periods

From time to time, based upon credit rating assignments undertaken by KBRA, the Chief Compliance Officer or his or her designee will circulate an announcement of a "blackout period" with respect to a security or a class or category of securities or issuers. Each announcement of a blackout period will indicate the securities and/or issuers covered, and the expected duration of the blackout period.

8. Restricted Lists

Subject Employees are prohibited from participating in any aspect of the credit rating process for entities for which the Subject Employee or a Family Member owns securities. Subject Employees and their Family Members are prohibited from owning securities of issuers or entities that are rated within the Subject Employee's area of analytic responsibility or for which the Subject Employee is in possession of material non-public information. A list of restricted securities for each ratings group will be maintained in Schwab Compliance Technologies. It is the responsibility of all Subject Employees to check the restricted lists applicable to them to confirm that they and their Family Members do not trade restricted securities. It is also the responsibility of the Subject Employee to notify the Compliance Department if the Subject Employee's analytical area changes or if he or she gains knowledge of material non-public information other than as part of his or her normal responsibilities.

9. Divestment

Subject Employees and their Family Members who are found to be in ownership of a restricted security must divest as soon as practicable in a managed sale directed by the Compliance Department. The Subject Employee may not participate in any credit rating decision related to the restricted security until the securities are sold or the conflict is otherwise managed to the satisfaction of the Compliance Department. A security that is the source of a conflict may not be sold without prior instructions to do so from the KBRA Compliance Department. Once the security is sold and the conflict is resolved to the satisfaction of the KBRA Compliance Department, the Subject Employee will be permitted participate in the rating process for the conflicting entity.

10. Waivers

In exceptional circumstances, and at the sole discretion of the Chief Compliance Officer or his or her designee, acting in conjunction with KBRA senior managemet, waivers of the reporting and/or trading requirements set forth herein may be granted. All requests for waivers must be made in writing to the Subject Employee's manager and must include all relevant facts. Upon the manager's approval, the request must be submitted to the KBRA Compliance Department for final review and approval.

11. Material Non-Public Information

As detailed more fully in KBRA's Statement of Policy on Confidential Information and Insider Trading, Subject Employees are barred from trading on material, non-public (i.e., "inside") information, and are prohibited from "tipping" others (such as Family Members or friends) who could trade on the inside information. Any Subject Employee who comes into possession of material, non-public information, regardless of the source and whether or not the information pertains to an entity rated by the Company, is prohibited from discussing, disseminating, or acting upon that information in any way except during the course of the Subject Employee's legitimate business duties or where required by law. *If a Subject Employee believes that he or she has received material, non-public information, or if there is any doubt about whether he or she is in possession of*

material, non-public information, the Subject Employee should immediately contact the KBRA Compliance Department.

12. Violations

Any Subject Employee who violates this policy (including violations resulting from the actions of Family Members) may be subject to discipline by KBRA, up to and including termination of employment. In addition, persons who violate insider trading laws (as described herein) may be subject to civil and criminal penalties. The KBRA Compliance Department will report violations of this policy to the KBRA Board of Directors on a periodic basis.

13. Exemptions

(a)   Excluded accounts: The following accounts do not need to be reported to the KBRA Compliance Department:

(i)   An investment account in which regular periodic purchases (or sales or withdrawals) are made *automatically* in (or from) the account (or sub-accounts) in accordance with a pre-determined schedule and allocation. This exclusion applies to 401(k) plans[1] or similar automatic investment pension plans; dividend reinvestment plans; 529 plans; and mutual fund or exchange traded fund accounts that provide for pre-determined transactions, such as dividend reinvestments. If an account, however, allows for the purchase of individual securities (e.g., securities that are not part of a diversified fund or pooled investment vehicle, such as equity securities of a plan sponsor) outside the pre-determined schedule and allocation, at the direction of the accountholder, such an account must be reported, and such transactions in individual securities must be precleared and reported, in the manner described herein; and

(ii)   An investment account over which the Subject Employee does not exercise full or shared discretion; provided that the Subject Employee provides such documentation as the Compliance Department may request to evidence that he or she does not exercise full or shared discretion over the account.

(b)   Excluded Securities: Except as expressly excluded below, the term "**security**" includes, without limitation: equity and debt securities; shares of closed-end investment companies; and any related instruments and securities. "Security" also includes any investment whose value is based on, or derived from, the value of another security, including convertible securities, synthetic or structured securities, and derivative securities such as futures, options and swaps. Shares in privately offered securities such as Private Placements must be reported to the Compliance Department as an outside business activity.

---

[1] 401(k) accounts and Individual Retirement Accounts that contain investments in company stock, company stock funds or other individual equities must be reported to Compliance.

The following securities are <u>not</u> required to be precleared through the Schwab Compliance Technologies system. Thus, transactions in these securities are not subject to the 30-day holding period requirement:

        (i)   Direct obligations of the Government of the United States or U.S. Government agencies (regardless of their maturities);

        (ii)   Bank savings or checking accounts; bankers' acceptances and bank certificates of deposit;

        (iii)   Shares of open-end investment companies;

        (iv)   Shares or interests in diversified exchange traded funds or unit investment trusts.

14.   Reporting of Violations

Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Personal Securities Trading Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of these policies should be directed to the KBRA Compliance Department.

Addendum

Designated Brokerages:

KBRA requires that all employee and employee-related accounts be maintained with one of the following brokerage firms:

1. Fidelity
2. Merrill Lynch
3. TD Ameritrade
4. Vanguard
5. Charles Schwab
6. Scottrade
7. E*TRADE
8. Morgan Stanley
9. UBS Financial Services
10. JP Morgan

Prohibited Acts and Practices Policy

<u>APPLICABLE TO</u>: ALL KBRA and KBRA EUROPE EMPLOYEES

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

POLICY:

1. Scope

(a)   These prohibitions are intended to supplement KBRA's other policies and procedures.

(b)   In no circumstances, however, shall KBRA or any of its employees violate any prohibited act or practice listed below, and no other policy or procedure should be construed to provide justification for such a violation.

2. Prohibited Acts and Practices

(a)   KBRA and its employees are prohibited from engaging in the following acts and practices:

(i)   Issuing or maintaining a credit rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where KBRA, a KBRA employee who participated in the credit rating, or a person responsible for approving the credit rating, directly owns securities of, or has any other direct ownership interest in, the person that is subject to the credit rating;

(ii)   Issuing or maintaining a credit rating with respect to a person associated with KBRA. The term "a person associated with KBRA" means any person who is a partner, officer, director, or branch manager of KBRA (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with KBRA, or any employee of KBRA;

(iii)   Issuing or maintaining a credit rating where a KBRA employee who participated in determining the credit rating, or a person responsible for approving the credit rating, is an officer or director of the person that is subject to the credit rating;

(iv)   Issuing or maintaining a credit rating with respect to a rated entity, issuer, or a security where KBRA or a person associated with KBRA made recommendations to the obligor, rated entity, issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liability, or activities of the obligor or issuer of the security.;(v)   Issuing or maintaining a credit rating where the fee paid for the credit rating was negotiated, discussed, or arranged by a person within KBRA who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative or quantitative models;

(v)   Issuing or maintaining a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities, such as meetings, that have an aggregate value of no more than $25;

(vi)   Issuing or maintaining a credit rating where a KBRA employee who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

(1) Participates in sales or marketing of a product or service of the nationally recognized statistical rating organization or a product or service of an affiliate of the nationally recognized statistical rating organization; or

(2) Is influenced by sales or marketing considerations;

(vii)   Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of KBRA or any person associated with KBRA;

(viii)   Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with KBRA's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA or any person associated with KBRA;

(ix)   Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to KBRA's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of KBRA or any person associated with KBRA;

(x)   Issuing or threatening to issue a lower credit rating, lower or threaten to lower an existing credit rating, refuse to issue a credit rating, or withdraw or threaten to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction are also rated by KBRA, where such practice is engaged in by KBRA or employees of KBRA for an anticompetitive purpose;

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

Ratings of KBRA Investors and Investor-Related Companies

APPLICABLE TO: All KBRA U.S. Employees

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

Background. Kroll Bond Rating Agency, Inc. ("KBRA") is owned by a corporate parent, KBRA Holdings, Inc. ("Holdings"), which in turn is owned by Wharf Street Ratings Acquisition LLC, among others, private investors who are not employees of KBRA (collectively, "Investors"). Certain of these Investors may control, have controlling ownership stakes in, or other similar affiliations with, other companies (i.e., "Investor-Related Companies").

Investors, Investor-Related Companies and ratings. From time to time KBRA may have an opportunity to rate an issuer that is an Investor, or is an Investor-Related Company. In such case, the following actions will be taken as appropriate under the circumstances:

- KBRA's Business Acceptance Committee ("BAC") will review the circumstances of the proposed engagement, including the extent of the Investor's ownership interest in KBRA (or Holdings), or (in the case of an Investor-Related Company) the Investor's ownership interest in the Investor-Related Company.

- If a determination is made to proceed with the engagement, the BAC will notify KBRA Legal, and as part of the engagement letter or written agreement, KBRA Legal will cause to be made a disclosure that clearly states the relationship of KBRA to the Investor and/or the Investor-Related Company.

- The BAC will also notify KBRA Compliance of such engagement. KBRA Compliance will review Exhibit 6 of Form NRSRO to determine whether it indicates adequately that if such a conflict or potential conflict exists, it has been adequately disclosed, and to the extent necessary, that Form NRSRO is modified to adequately reflect such conflict.

- KBRA Legal will notify the lead analyst that a disclosure from the Legal Department will be required as a part of any rating letter or report. If a final rating is determined and a rating letter or report is to be issued, or the rating is already outstanding and is the subject of ratings surveillance, the lead analyst will cause to be included a disclosure in a form provided by KBRA Legal that clearly states the relationship of KBRA to the Investor and/or the Investor-Related Company as of the date of that letter or report.

Relationship with Corporate Affiliates

<u>APPLICABLE TO</u>: All KBRA U.S. Employees

<u>Issued by</u>: KBRA Compliance Department

<u>Effective Date</u>: November 13, 2017

<u>Background</u>. Kroll Bond Rating Agency, Inc. ("KBRA") is a subsidiary of KBRA Holdings, Inc. ("Holdings"). KBRA and its employees recognize that, as an NRSRO, KBRA has a fundamental obligation to maintain the integrity and objectivity of the rating process, and to ensure the confidential treatment and proper use of client information. Accordingly, KBRA has implemented these procedures to establish a "firewall" between KBRA's ratings business and other corporate affiliates.

<u>Ratings business and non-ratings affiliates</u>.

A. This policy is designed to ensure that the businesses of any other non-ratings affiliate of KBRA (each, a "Non-Ratings Affiliate") do not influence the credit rating activities of KBRA. Among other things, subject to paragraph B below, this policy is designed to limit the receipt by a Non-Ratings Affiliate of material non-public information possessed by KBRA.

   1) No employee of KBRA who regularly participates in determining or monitoring a credit rating or is responsible for approving or serving as a voting member of a committee that approves a credit rating may serve as an employee of a Non-Ratings Affiliate;

   2) No individual who is an employee of a Non-Ratings Affiliate may sit on any committee of KBRA that produces or approves credit ratings or credit rating methodologies;

   3) Individuals who perform administrative services for KBRA, including accounting, technology, human resources, and corporate communications services, may also provide such services for a Non-Ratings Affiliate;

   4) To the extent that employees of KBRA and a Non-Ratings Affiliate occupy shared office facilities, and to the extent practicable, (i) employees who are part of KBRA's rating analyst group shall be physically segregated from employees of Non-Ratings Affiliates; and (ii) the information and data of KBRA and Non-Ratings Affiliates will be subject to appropriate access controls;

   5) No KBRA employee who is a member of the rating analyst group shall recommend the purchase of any Non-Ratings Affiliate product or service to an issuer. No employee of KBRA shall suggest or imply to a rated entity or a prospect that the purchase of any particular product or service from KBRA or any Non-Ratings Affiliate will have a favorable effect on a rating issued by KBRA. For purposes of this policy, a "rated entity" is an obligor or an issuer, underwriter, or sponsor of a security with respect to which KBRA has issued, or has been engaged to issue, a credit rating. KBRA employees shall refer any inquiry about the products and services of a Non-Ratings Affiliate to an appropriate person at the Non-Ratings Affiliate, or to the Marketing Department personnel, or the Chief Executive Officer or President, of KBRA;

6) Consistent with KBRA's Statement of Policy on Confidential Information and Insider Trading, any actual or suspected inadvertent transmission of material non-public information regarding an entity rated by KBRA must be promptly reported to the KBRA Compliance Department; and

7) Subject to paragraph B below, personnel who are part of KBRA's rating analyst group shall not solicit from employees of a Non-Ratings Affiliate information on the nature of any Non-Ratings Affiliate engagement, including the fee paid to the Non-Ratings Affiliate.

B. KBRA may retain a Non-Ratings Affiliate to conduct due diligence, background checks, investigative reviews, or other services in connection with KBRA's credit rating agency business. When a Non-Ratings Affiliate is engaged to perform services in connection with the production or monitoring of a credit rating, such an engagement must be (i) pursuant to a written agreement, and (ii) on terms and subject to conditions (including, without limitation, conditions with respect to non-disclosure of confidential information) that KBRA believes are reasonably comparable to terms and conditions that would be available from unaffiliated third-party vendors. The Chief Financial Officer or his designee shall from time to time review such information as may be deemed necessary to determine that pricing and other terms and conditions are comparable to those available from third parties.

Reporting of Violations

A. Nothing herein prohibits or restricts the rights of KBRA employees as set forth in the KBRA Whistleblower Policy and Procedure. All of the provisions contained in this Relationship with Corporate Affiliates Policy should be construed in a manner consistent with that Policy and Procedure and should not be construed to prohibit employees from initiating communications directly with, or responding to an inquiry from, or providing information to any state or federal regulatory authority, including the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). KBRA employees are not required to seek authorization or notify KBRA that they have made such reports or disclosures.

Any questions regarding the interpretation of this policy should be directed to the KBRA Compliance Department.

"Ten Percent Rule" Policy

APPLICABLE TO: ALL KBRA U.S. EMPLOYEES

Issued by: KBRA Compliance Department

Effective Date: November 13, 2017

POLICY:

1. Conflict of Interest

(a)   SEC Rule 17g-5(c)(1) prohibits a nationally recognized statistical rating organization ("NRSRO") from issuing or maintaining a credit rating solicited by a person that, in the most recently ended fiscal year, provided the NRSRO with net revenue equaling or exceeding ten percent of the total net revenue of the NRSRO for the fiscal year. SEC Rule 17g-5(c)(1) is sometimes called the "ten percent rule."

2. Exemptive Relief; Procedures

(a)   Notwithstanding the terms of Section 1(a) of this policy, if temporary or permanent exemptive relief from the requirements of the ten percent rule is granted to KBRA by the SEC or any other government authority having proper jurisdiction, KBRA shall take those steps that it deems necessary to satisfy any conditions to which such exemptive relief is granted, including, but not limited to, the promulgation of procedures and internal controls that KBRA deems to be necessary to effectuate the terms of the exemptive relief granted to KBRA.

Any questions regarding the interpretation of this policy should be directed to the Compliance Department.